NEWS RELEASE

Augusta Announces $32.5 Million Share Offering

VANCOUVER, B.C., February 23, 2010 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or the “Company”) is pleased to announce that it has entered into an agreement with certain joint lead managers and joint bookrunners, which will include a syndicate of underwriters (collectively, the “Underwriters”), for the issuance of 11,820,000 common shares (the “Shares”) of the Company, on a bought deal basis, at a price of Cdn$2.75 per Share for gross proceeds of Cdn$32,505,000.

Augusta plans to use the net proceeds of this financing to advance the development of the Rosemont Copper property located in Pima County, Arizona and for general working capital purposes.

The Shares will be offered by way of a short form prospectus to be filed in certain of the provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about March 12, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE Amex and the securities regulatory authorities.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent such registration or an applicable exemption from such registration requirements.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please contact:
Meghan Brown, Investor Relations Manager
Tel: (604) 638 2002
Email: mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the expected closing date for the offering, the anticipated use of proceeds from the offering, the placement of shares with institutional accredited investors in the United States, the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: risks related to the expected closing of the offering, including market and regulatory risks, risks related to the anticipated use of proceeds from the offering, risks related to volatility in the market price of the Common Shares, risks related to regulatory approval of the offering, history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing;; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 17, 2009 . Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States..